

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2015

Alton Perkins
Chief Executive Officer
AmericaTowne, Inc.
353 E. Six Forks Rd, Suite 270
Raleigh, NC 27609

> **Re: AmericaTowne, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014, as Amended**
> **Filed April 17, 2015**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2015, as Amended**
> **Filed May 15, 2015**
> **File No. 000-55206**

Dear Mr. Perkins:

      We have reviewed your June 26, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2015 letter.

Form 10-K/A for Fiscal Year Ended December 31, 2014

Item 1. Business

1.   We note your response to prior comment 2. Given the company's extremely limited operations, uncertainty of your ability to achieve your objectives, and uncertainty of financing, please revise to provide specific support for the estimated "2.4 billion" enterprise value you propose to include in your business description. In the absence of such support, please revise to remove the reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues and Cost of Sales, page 47
Note 1. Summary of Significant Accounting Policies, Revenue Recognition, page 7

2.   We note your response to comment 3. Please disclose the correction of an error in previously issued financial statements for the year ended December 31, 2014 and the quarter ended March 31, 2015. Please refer to ASC 250-10-50-7.

Cash Provided by Operating Activities, page 49

3.   We note your response to comment 4. We understand you will comply with this comment through an amendment to your Form 10-K.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2015

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

4.   We note your response to comment 6. We understand you will comply with this comment through an amendment to your Form 10-Q for the quarter ended March 31, 2015.

General

5.   Please file an Item 4.02 Form 8-K for correction of an error in previously issued financial statements for your Form 10-K/A for the year ended December 31, 2014 and Form 10-Q/A for the quarter ended March 31, 2015 or tell us why you are not required to file an Item 4.02 Form 8-K.

6.   Please file your Form 10-K/A for fiscal year ended December 31, 2014 and your Form 10-Q/A for the fiscal quarter ended March 31, 2015 as referenced in your responses.

        You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Senior Attorney at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage, for

                                        Larry Spirgel
                                        Assistant Director